Form 11-K

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                                Ellijay, Georgia

                          Year Ended December 31, 2003





                  Schauer Taylor Cox Vise Morgan & Fowler, P.C.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------
                                    FORM 11-K
                               -------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2003


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Appalachian Bancshares, Inc.
                        Employees' Savings & Profit Sharing Plan and Trust 829 Industrial Boulevard
                        Ellijay, Georgia  30540

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Appalachian Bancshares, Inc.
                        829 Industrial Boulevard
                        Ellijay, Georgia  30540

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST
                              Financial Statements
                           December 31, 2003 and 2002


                                    CONTENTS

Report of Independent Registered Public Accounting Firm.......................................................    1

Financial Statements

   Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002...........................    2
   Statements of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2003 and 2002..................................................................    3
   Notes to Financial Statements..............................................................................    4

                  Schauer Taylor Cox Vise Morgan & Fowler, P.C.
                  Certified Public Accountants and Consultants
                               150 Olde Towne Road
                            Birmingham, Alabama 35216

Douglas B. Schauer, CPA        Donald G. Vise, CPA        Dale E. Fowler, CPA
Edward R. Taylor, CPA         Phillip D. Morgan, CPA      Steven W. Brown, CPA
W. Ernest Cox, CPA                                        Steven D. Miller, CPA
  ________________                     * * *                 ________________
Michael A. Bryant, CPA       Telephone - 205.822.3488     Russell D. Payne, CPA
M. Bryant King, CPA             Wats - 800.466.3488       Stewart T. Wilson, CPA
                       Fax - 205.822.3541 or 205.822.0645
                         Email - Firm@schauertaylor.com



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator and Participants
Appalachian Bancshares, Inc.
Employees' Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


Birmingham, Alabama            /s/ Schauer Taylor Cox Vise Morgan & Fowler, P.C.
May 25, 2004
                                   Schauer Taylor Cox Vise Morgan & Fowler, P.C.


          Registrant of the Public Company Accounting Oversight Board, Member of American Institute of Certified Public Accountants
               and Alabama Society of Certified Public Accountants

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2003 and 2002


                                                                                      2003               2002
                                                                                 ---------------   ----------------
Assets
Investments at Fair Value
   Cash and money market funds...............................................    $       246,469   $         44,124
   Mutual funds and collective trusts........................................            277,031            124,205
   Sponsor company common stock..............................................          3,672,444          3,384,646
   Participant loans.........................................................             24,980             31,846
                                                                                 ---------------   ----------------
     Total Investments at Fair Value.........................................          4,220,924          3,584,821

Receivables
   Employer's contribution receivable........................................            338,329            336,829
   Employee contribution receivable..........................................                202                348
   Accrued income............................................................                175                 --
                                                                                 ---------------   ----------------
     Total Receivables.......................................................            338,706            337,177

     Total Assets............................................................          4,559,630          3,921,998

Liabilities
   Due to broker for securities purchased....................................                 --            275,660
   Other liabilities.........................................................              1,730              1,140
                                                                                 ---------------   ----------------
     Total Liabilities.......................................................              1,730            276,800
                                                                                 ---------------   ----------------

Net Assets Available for Benefits............................................    $     4,557,900   $      3,645,198
                                                                                 ===============   ================

                     See notes to the financial statements

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     Years Ended December 31, 2003 and 2002

                                                                                      2003               2002
                                                                                 ---------------   ----------------
Additions To Net Assets Attributed To:
   Investment Income (Loss)
     Interest and dividends..................................................    $         4,861   $          2,425
     Net realized and unrealized appreciation (depreciation)
       in fair value of investments..........................................            335,099            (72,500)
                                                                                 ---------------   ----------------
       Total Investment Income (Loss)........................................            339,960            (70,075)

   Contributions
     Employer contributions..................................................            338,329            336,829
     Employee contributions..................................................            241,769            205,331
     Rollover contributions..................................................             28,376            105,543
                                                                                 ---------------   ----------------
       Total Contributions...................................................            608,474            647,703
                                                                                 ---------------   ----------------

       Total Additions.......................................................            948,434            577,628
                                                                                 ---------------   ----------------


Deductions From Net Assets Attributed To:
     Plan benefit payments...................................................             17,640            390,731
     Trustee fees............................................................             18,092             11,299
                                                                                 ---------------   ----------------
       Total Deductions......................................................             35,732            402,030
                                                                                 ---------------   ----------------

Net Increase.................................................................            912,702            175,598

Net Assets Available for Benefits - Beginning of Year........................          3,645,198          3,469,600
                                                                                 ---------------   ----------------

Net Assets Available for Benefits - End of Year..............................    $     4,557,900   $      3,645,198
                                                                                 ===============   ================

                      See notes to the financial statments

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies

The Gilmer County Bank Board of Directors authorized the adoption of the Georgia Bankers Association's Master Section 401(k) Profit Sharing Plan and Trust Adoption Agreement as the Gilmer County Bank's 401(k) Plan effective January 1, 1995. The Gilmer County Bank Section 401(k) Profit Sharing Plan was amended on April 22, 1997. Appalachian Bancshares, Inc. (the "Company") became the adopting company and sponsor of the Gilmer County Bank Section 401(k) Profit Sharing Plan, which was renamed the "Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan."

On December 1, 1998, the Company purchased First National Bank of Union County. Effective with this purchase, the Company signed a joinder agreement and amended the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust whereby the employees of First National Bank of Union County became fully participating members of that plan, with prior years of service being considered for eligibility requirements. For purposes of determining the vested percentage of the matching and profit sharing accounts, the date of the acquisition shall be used.

On October 1, 2001, the Company adopted the Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") which amended and restated, in its entirety, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust. Pentegra Group, Inc. ("Pentegra") provides administrative services to the Plan through third-party contracts. The Plan is a defined contribution plan covering all full-time employees of Appalachian Bancshares, Inc. who are age eighteen or older. The Plan contains a one-year service requirement for eligibility for employer matching and profit-sharing amounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended on October 15, 2002, and November 19, 2002. The first amendment was to conform language in the Plan to adhere to current regulatory provisions. The second amendment sets a minimum age for employees to be eligible as Plan participants.

Basis of Accounting - The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies - Continued

Administrative Expenses - The administrative expenses of the Plan are paid by the Plan sponsor except for individual participant investment fees.

Valuation and Income Recognition - The Plan's investments are stated at fair value. Securities traded on the national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date or in which recent trades are too few to properly reflect true market value are valued at either the last reported bid price or an average of recent sales, whichever is considered a more appropriate estimation of fair value. The Company's common stock is valued at its most recent market price, as determined by a third-party valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Tax Status - The Internal Revenue Service (the "IRS") has informed Pentegra, by a favorable approval letter dated March 6, 2003 (the "Favorable Approval Letter"), that the Pentegra Services, Inc. Prototype Non-Standardized Profit Sharing Plan, on which the Plan is based, is acceptable under Section 401 of the Internal Revenue Code (the "IRC") for use by employers for the benefit of their employees. The favorable Approval Letter, however, does not represent a ruling or determination as to whether the Plan qualifies under Section 401(a) of the IRC.

The Plan is a "small plan" for purposes of filing with the IRS and files the required small plan Schedule I. Schedule I, Financial Information - Small Plan, or Schedule H, Financial Information, is a required schedule to the IRS Form 5500 is filed as an attachment under Section 104 of ERISA and Section 6058(a) of the IRC. Schedule I does not require the filing of supplemental schedules in order to comply with the Department of Labors Rules and Regulations for Reporting and Disclosure under ERISA and therefore such supplemental schedules are not a required part of these financial statements. An audit is required because the Plan's sponsor company stock is registered with the Securities and Exchange Commission ("SEC") and files applicable reports to the SEC.

Related Party Transactions - Certain investments are shares of the Company's common stock and qualify as party-in-interest (see Note 4).

Non-participant Directed Investment - The majority of the Company's common stock is non-participant directed because the profit sharing and matching amounts are invested directly in employer stock and cannot be redirected by the participant.

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2003 and 2002

Note 1 - Summary of Significant Accounting Policies - Continued

Risks and Uncertainties - Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants' account balances, and the amounts reported in the statements of net assets available for benefits.


Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) Employee Stock Ownership Plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation - Any employee is entitled to participate on the first day of the calendar month following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

Contributions - Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds, and Company common stock as investment options for participants. Profit-sharing amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested directly in the Company's common stock. Contributions are subject to certain limitations.

Allocation of Benefits - Profit sharing contributions shall be allocated to each eligible participant's account in the same ratio as each eligible participant's salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 1,000 hours of employment (250 hours of employment if the contribution determination period is a period of 3 months), or retired, died or became totally and permanently

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2003 and 2002

Note 2 - Description of the Plan - Continued

disabled prior to the last day of the contribution determination period. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant's accounts pursuant to the Plan.

Vesting - Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of normal retirement age (65), death or permanent disability or the 6th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

              Years of                             Vested
          Credited Service                       Percentage
          ----------------                       ----------
             Less than 2                                 0%
                  2                                     20%
                  3                                     40%
                  4                                     60%
                  5                                     80%
                  6                                    100%

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum as described by the Plan. The loans are secured by the balance in the participant's account (not to exceed 50% of the participant's vested account) and bear interest at the Barron's Prime Rate plus 1% or such other rate as may be required by applicable law and determined by reference to the prevailing interest rate charged by commercial lenders under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions.

Benefit Payments - Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Forfeitures shall be allocated to eligible participants' accounts pursuant to the Plan. Benefits are recorded when paid.

Forfeited Accounts - Forfeited accounts will be reallocated to participants in the same manner as employer contributions.

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2003 and 2002

Note 2 - Description of the Plan - Continued

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

 S&P Stock Fund                          Growth & Income Asset Allocation Fund
 Stable Value Fund                       Growth Asset Allocation Fund
 S&P Midcap Stock Fund                   Appalachian Bancshares, Inc. Stock Fund
 Money Market Fund                       S&P 500/ Growth Stock Fund
 Government Bond Fund                    S&P 500/ Value Stock Fund
 International Stock Fund                Russell 2000 Stock Fund
 Income Plus Asset Allocation Fund       Nasdaq 100 Fund

Voting Rights - All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.


Note 3 - Investments

The following presents investments at December 31, 2003 and 2002 that represent 5% or more of the net assets of the Plan:


                                                                                      2003               2002
                                                                                 ---------------   ----------------

Appalachian Bancshares, Inc. Common Stock,
   253,272 and 230,248 shares, respectively..................................    $     3,672,444   $      3,384,646
                                                                                 ===============   ================

                          APPALACHIAN BANCSHARES, INC.
                              EMPLOYEES' SAVINGS &
                          PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2003 and 2002

Note 3 - Investments

During 2003 and 2002, the investments by the Plan (including gains and losses on investments sold during the year) appreciated (depreciated) in value by $335,099 and $(72,500), respectively, as follows:


                                                                                      2003               2002
                                                                                 ---------------   ----------------
Mutual funds and collective trusts...........................................    $        47,301   $        (15,116)
Common stock.................................................................            287,798            (57,384)
                                                                                 ---------------   ----------------

                                                                                 $       335,099   $        (72,500)
                                                                                 ===============   ================

Note 4 - Party-in-Interest Transaction

At December 31, 2003 and 2002, the Plan held investments in the Company's common stock valued at $3,672,444 and $3,384,646, respectively. During 2003 and 2002, the Plan had recognized appreciation (depreciation) of $287,798 and $(57,384), respectively.

                              REQUIRED INFORMATION


Financial Statements

4. In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan's fiscal years ended December 31, 2003 and 2002 are presented on pages 1 through 9.

Exhibits. The following exhibits are filed with this statement:

 Exhibit No.   Description
 -----------   -----------------------------------------------------------------

          23   Consent of Schauer Taylor Cox Vise Morgan & Fowler, P.C.

        99.1 Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Appalachian Bancshares, Inc. Employees'
                                         Savings & Profit Sharing Plan and Trust

                                        Appalachian Bancshares, Inc., as Trustee


Date: June 28, 2004                  By:   /s/  Tracy R. Newton
                                        ----------------------------------------
                                        Tracy R. Newton, Plan Administrator

                          ----------------------------

                                    Exhibits

                                       To

                          Appalachian Bancshares, Inc.
                              Employees' Savings &
                          Profit Sharing Plan AND TRUST

                          Year Ended December 31, 2003

                          ----------------------------

                                  Exhibit Index

 Exhibit No.   Description
 -----------   -----------------------------------------------------------------

          23   Consent of Schauer Taylor Cox Vise Morgan & Fowler, P.C.

        99.1 Certificate pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                          ----------------------------

                                   Exhibit 23

                             CONSENT OF INDEPENDENT

                          CERTIFIED PUBLIC ACCOUNTANTS

                          ----------------------------

Exhibit 23
----------


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Appalachian Bancshares, Inc.
Employees' Savings & Profit Sharing Plan and Trust
Ellijay, Georgia

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated May 25, 2004, relating to the financial statements of Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2003.

Birmingham, Alabama            /s/ Schauer Taylor Cox Vise Morgan & Fowler, P.C.
June 28, 2004
                               Schauer Taylor Cox Vise Morgan & Fowler, P.C.

                          ----------------------------


                                  Exhibit 99.1


                 CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARABANES-OXLEY ACT OF 2002


                          ----------------------------

Exhibit 99.1
------------

                 CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350
                    AS ADOPTED PURSUANT TO SECTION 906 OF THE
                           SARABANES-OXLEY ACT OF 2002


     In connection with the Annual Report of Appalachian Bancshares, Inc. Employees' Savings & Profit Sharing Plan and Trust (the "Plan") on Form 11-K, for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Tracy R. Newton, Plan Administrator, does hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarabanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.


                                                      By:    /s/ Tracy R. Newton
                                                         -----------------------
                                                         Tracy R. Newton
                                                         Plan Administrator

                                                      Date   June 28, 2004